Press Release	Source: Next, Inc.

Next Inc. Announces Second Quarter Earnings

Company Reports Continued Trend of Year over Year Quarterly Profit Improvement

CHATTANOOGA, TENN.--(BUSINESS WIRE) – July 1, 2008 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the imprinted sportswear products industry today announced its fiscal  second quarter earnings for the three and six month periods ended May 30, 2008.  The Company will file its Form 10-Q for the quarter on Monday, July 7, 2008.

Net sales were $2,117,244 for the three months ended May 30, 2008, compared to $2,157,310 for the three months ended June 1, 2007.  The Company lost $559,796, or $0.02 per share for the second quarter of 2008 compared to prior year loss of $570,645 or $0.03 per share for the same period.  There were no special, one-time credits associated with either quarter’s results.

For the six months ended May 30, 2008, net sales were $4,658,167, compared to $5,783,233 for the six months ended June 1, 2007.  The Company lost $895,211, or $0.04 per share for the year-to-date of 2008 compared to the prior year’s loss of $961,601, or $0.05 per share for the same period.

Mr. David Cole, the Company's CFO, stated, "The quarter’s gross operating margins were down slightly this year over last primarily due to adverse sales mix changes, higher consumables spending and samples expense for upcoming lines.  Those increases were partially offset by continuing improvements in expense and productivity management.  We also benefited from lower interest rates this year, which brought our pre-tax losses back in line with last year.”

Cole continued, “Our focus on controlling costs has resulted favorably on our operating results over the last eighteen months in a difficult selling environment. We will also continue to emphasize wise management of cash within the constraints of our lending agreements. With current customer commitments, our inventories should begin to drop over the balance of the year, where we expect our cash position will benefit directly.”

Mr. Robert Budd, the Company’s CEO, stated, “We continue to be pleased with the trend of improvements in quarter over quarter net operating margin.  Our retained focus on working towards improving our sales volumes resulted in sales that were on par with last year for the quarter. Although at first glance, this may not sound like a notable accomplishment, it is worth noting that overall retail sales were down significantly in the same period. Our view of the lower year-to-date sales level continues to be that it is not indicative of future sales growth potential. As we review our current sales pipeline, there is currently cause for cautious optimism looking at the balance of the year. We will continue to review new opportunities to diversify sales into new distribution channels, and improve existing ones, such as our recent GSI Commerce announcement. We will also continue to fortify valuable customer relationships, creating immeasurable goodwill that has the potential to yield material sales improvements as they see increased retail spending.”

About Next Inc. www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

NEXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	May 30, 2008	June 1, 2007
	(unaudited)	(unaudited)
Net sales	$2,117,244	$2,157,310
Net loss	(559,796)	(570,645)
Net loss per share, basic and diluted	$(0.02)	$(0.03)

	Six Months Ended
	May 30, 2008	June 1, 2007
	(unaudited)	(unaudited)
Net sales	$4,658,167	$5,783,233
Net loss	(895,211)	(961,601)
Net loss per share, basic and diluted	$(0.04)	$(0.05)

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